Exhibit 99.1

Cango Inc. Reports Fourth Quarter and Full Year 2024 Unaudited Financial Results

SHANGHAI, March 7, 2025 /PRNewswire/ -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading Bitcoin mining company with an automotive transaction service in China, today announced its unaudited financial results for the fourth quarter and full year of 2024.

Fourth Quarter 2024 Financial and Operational Highlights

•	Total revenues were RMB668.0 million (US$91.5 million), a substantial increase from RMB130.2 million in the same period of 2023. This surge was primarily attributable to the launch of our Bitcoin mining business in November 2024, which generated RMB653.0 million (US$89.5 million) in the quarter.

•	A total of 933.8 Bitcoins were mined during the quarter. The average cost to mine Bitcoin, excluding depreciation of mining machines, was US$67,769.9 per Bitcoin in the quarter.

•	Net income was RMB55.9 million (US$7.7 million) in the quarter compared with net loss of RMB103.8 million in the same period of 2023.

•	Total balance of cash and cash equivalents and short-term investments were RMB2.5 billion (US$345.3 million) as of December 31, 2024.

•	The total outstanding balance of financing transactions the Company facilitated was RMB3.9 billion (US$533.0 million) as of December 31, 2024. Our credit risk exposure has decreased, with only RMB1.1 billion (US$ 148.2 million) of outstanding loan balances where the Company bears credit risks that have not been provided with full bad debt allowance or full risk assurance liabilities. M1+ and M3+ overdue ratios for all outstanding financing transactions facilitated by the Company that have not been provided with full bad debt allowance or full risk assurance liabilities were 3.24% and 1.78%, respectively, as of December 31, 2024, compared with 3.17% and 1.76%, respectively, as of September 30, 2024.

Full Year 2024 Financial and Operational Highlights

•	Total revenues were RMB804.5 million (US$110.2 million) compared with RMB1.7 billion in the full year of 2023.

•	Revenue from the Bitcoin mining business was RMB653.0 million (US$89.5 million), despite the business’s very recent launch in November 2024.

•	Net income was RMB299.8 million (US$41.1 million) compared with a net loss of RMB37.9 million in the full year of 2023.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “2024 was a milestone year for Cango, marking another pivotal transformation and growth phase for the Company. While we continued to develop our traditional automotive business, we also capitalized on the growing opportunities in the cryptocurrencies sector and strategically expanded into Bitcoin mining. In early November 2024, we announced our acquisition of on-rack Bitcoin mining machines with an aggregate hashrate of 50 exahashes (EH) for a total purchase price of US$400 million. By November 15, we had taken delivery of 32 EH of mining power, making us the third-largest Bitcoin miner globally. In just two months, our Bitcoin mining business generated revenues of RMB653.0 million, with a total of 933.8 Bitcoins mined as of the end of 2024.”

“Driven by the Bitcoin mining business’ initial success, Cango recorded total revenues of RMB668 million in the fourth quarter of 2024, representing a year-over-year surge of over 400%. Given this field’s immense growth potential, we have refined our transformation efforts and placed "Energy + Computing Power" at the core of our future development strategy. Meanwhile, we will maintain a strong focus on our used car exporting business, aiming to become a leading asset-light gateway for China’s used car exports. Looking ahead to 2025, leveraging our solid foundation in the cryptocurrencies sector, we are strategically positioning ourselves for further expansion across the digital economy value chain, creating sustainable value for all our stakeholders,” concluded Mr. Lin.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “We are pleased to close 2024 with strong financial performance, driven by our strategic entry into the Bitcoin mining business. In 2024, we achieved a net income of RMB 299.8 million, marking a turnaround from the net loss recorded in 2023. Building on the solid foundation we have established in the Bitcoin mining business, we will continue to assess and pursue new opportunities to expand our capacity while prioritizing cost-effective and environmentally sustainable energy solutions to optimize our cost structure. As we move into 2025, we are confident that Cango is well-positioned to embark on its next phase of growth.”

Fourth Quarter 2024 Financial Results

REVENUES

Total revenues in the fourth quarter of 2024 were RMB668.0 million (US$91.5 million) compared with RMB130.2 million in the same period of 2023. The significant year-over-year increase was primarily driven by the Bitcoin mining business launched in November 2024.

Revenue from the Bitcoin mining business was RMB653.0 million (US$89.5 million), with a total of 933.8 Bitcoins mined as of the end of 2024.

Revenue from automotive trading related income1 was RMB15.0 million (US$2.1 million), compared with RMB130.2 million in the same period of 2023.

1 Revenue from automotive trading related income consists revenues generated from loan facilitation income and other related income, guarantee income, leasing income, after-market services income, automotive trading income and others.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the fourth quarter of 2024 were RMB645.5 million (US$88.4 million) compared with RMB159.1 million in the same period of 2023.

•	Cost of revenue in the fourth quarter of 2024 increased to RMB550.5 million (US$75.4 million) from RMB110.9 million in the same period of 2023. The year-over-year increase was primarily driven by the cost of the Bitcoin mining business. As a percentage of total revenues, cost of revenue in the fourth quarter of 2024 was 82.4% compared with 85.1% in the same period of 2023.

•	Sales and marketing expenses in the fourth quarter of 2024 decreased to RMB2.2 million (US$0.3 million) from RMB4.4 million in the same period of 2023. As a percentage of total revenues, sales and marketing expenses in the fourth quarter of 2024 were 0.3% compared with 3.4% in the same period of 2023.

•	General and administrative expenses in the fourth quarter of 2024 increased to RMB127.9 million (US$17.5 million) from RMB45.6 million in the same period of 2023. As a percentage of total revenues, general and administrative expenses in the fourth quarter of 2024 were 19.1% compared with 35.0% in the same period of 2023.

•	Research and development expenses in the fourth quarter of 2024 decreased to RMB1.3 million (US$0.2 million) from RMB7.3 million in the same period of 2023. As a percentage of total revenues, research and development expenses in the fourth quarter of 2024 were 0.2% compared with 5.6% in the same period of 2023.

•	Net loss on contingent risk assurance liabilities in the fourth quarter of 2024 was RMB4.6 million (US$0.6 million), compared with RMB22.2 million in the same period of 2023.

•	Net recovery on provision for credit losses in the fourth quarter of 2024 was RMB66.1 million (US$9.1 million), compared with RMB31.2 million in the same period of 2023.

INCOME FROM OPERATIONS

Income from operations in the fourth quarter of 2024 was RMB22.5 million (US$3.1 million) compared with loss from operations of RMB28.9 million in the same period of 2023.

NET INCOME

Net income in the fourth quarter of 2024 was RMB55.9 million (US$7.7 million) compared with net loss of RMB103.8 million in the same period of 2023. Non-GAAP adjusted net income in the fourth quarter of 2024 was RMB59.2 million (US$8.1 million) compared with non-GAAP adjusted net loss of RMB99.2 million in the same period of 2023. Non-GAAP adjusted net loss excludes the impact of share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measure."

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (the “ADS”) in the fourth quarter of 2024 were RMB0.54 (US$0.07) and RMB0.48 (US$0.07), respectively. Non-GAAP adjusted basic and diluted net income per ADS in the fourth quarter of 2024 were RMB0.57 (US$0.08) and RMB0.51 (US$0.07), respectively. Each ADS represents two Class A ordinary shares of the Company.

Full Year 2024 Financial Results

REVENUES

Total revenues in the full year of 2024 were RMB804.5 million (US$110.2 million) compared with RMB1.7 billion in the full year of 2023. The year-over-year decrease was primarily due to decreased automotive trading related income1, partially offset by the revenue contribution from the Bitcoin mining business launched in November 2024.

Revenue from the Bitcoin mining business was RMB653.0 million (US$89.5 million) with a total of 933.8 Bitcoins mined as of the end of 2024.

Revenues from automotive trading related income1 was RMB151.5 million (US$20.8 million) compared with RMB1.7 billion in the full year of 2023.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the full year of 2024 were RMB625.6 million (US$85.7 million) compared with RMB1.8 billion in the full year of 2023.

•	Cost of revenue in the full year of 2024 decreased to RMB629.4 million (US$86.2 million) from RMB1.5 billion in the full year of 2023. The year-over-year decline was primarily due to the reduced business scale of the automotive trading related business, partially offset by rising costs associated with the Bitcoin mining business. As a percentage of total revenues, cost of revenue in the full year of 2024 was 78.2% compared with 88.8% in the full year of 2023.

•	Sales and marketing expenses in the full year of 2024 decreased to RMB13.1 million (US$1.8 million) from RMB38.9 million in the full year of 2023. As a percentage of total revenues, sales and marketing expenses in the full year of 2024 were 1.6% compared with 2.3% in the full year of 2023.

•	General and administrative expenses in the full year of 2024 increased to RMB250.2 million (US$34.3 million) from RMB157.0 million in the full year of 2023. As a percentage of total revenues, general and administrative expenses in the full year of 2024 were 31.1% compared with 9.2% in the full year of 2023.

•	Research and development expenses in the full year of 2024 decreased to RMB5.5 million (US$0.7 million) from RMB30.1 million in the full year of 2023. As a percentage of total revenues, research and development expenses in the full year of 2024 were 0.7% compared with 1.8% in the full year of 2023.

•	Net gain on contingent risk assurance liabilities in the full year of 2024 was RMB27.8 million (US$3.8 million), compared with net loss of RMB25.6 million in the full year of 2023.

•	Net recovery on provision for credit losses in the full year of 2024 was RMB269.9 million (US$37.0 million), compared with RMB136.5 million in the full year of 2023.

INCOME FROM OPERATIONS

Income from operations in the full year of 2024 was RMB178.9 million (US$24.5 million) compared with loss from operations of RMB73.8 million in the full year of 2023.

NET INCOME

Net income in the full year of 2024 was RMB299.8 million (US$41.1 million) compared with net loss of RMB37.9 million in the full year of 2023. Non-GAAP adjusted net income in the full year of 2024 was RMB316.9 million (US$43.4 million) compared with Non-GAAP adjusted net income of RMB0.6 million in the full year of 2023. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (the “ADS”) in the full year of 2024 were RMB2.88 (US$0.39) and RMB2.57 (US$0.35), respectively. Non-GAAP adjusted basic and diluted net income per ADS in the full year of 2024 were RMB3.04 (US$0.42) and RMB2.72 (US$0.37), respectively. Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

•	As of December 31, 2024, the Company had cash and cash equivalents of RMB1.3 billion (US$176.7 million) compared with RMB691.8 million as of September 30, 2024.

•	As of December 31, 2024, the Company had short-term investments of RMB1.2 billion (US$168.7 million) compared with RMB3.1 billion as of September 30, 2024.

Business Outlook

We currently maintain a deployed hashrate of 32 EH, demonstrating our operational resilience. As part of our continued commitment to growth and scaling our capabilities, we are targeting a substantial increase in our hashrate over the coming months. We are on track to grow our deployed hashrate to approximately 50 EH before the end of this quarter. This increase is expected to be driven by the closing of our share-settled acquisition of Bitcoin mining assets, positioning us to strengthen our competitive advantage and increase operational efficiency.

Share Repurchase Program

Pursuant to the share repurchase program announced on April 23, 2024, the Company had repurchased 996,640 ADSs with cash in the aggregate amount of approximately US$1.7 million up to December 31, 2024.

Conference Call Information

The Company's management will hold a conference call on Thursday, March 6, 2025, at 8:00 P.M. Eastern Time or Friday, March 7, 2025, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through March 13, 2025, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	6316125

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cangoonline.com.

About Cango Inc.

Cango Inc. (NYSE: CANG) primarily operates a leading Bitcoin mining business. Headquartered in Shanghai, China, Cango has deployed its mining operation across strategic locations including North America, Middle East, South America, and East Africa. Cango expanded into the crypto assets market in November 2024, driven by the development in blockchain technology, increasing prevalence of crypto assets and its endeavor to diversify its business. Meanwhile, Cango has continued to operate the automotive transaction service in China since 2010, aiming to make car purchases simple and enjoyable. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines "M1+ overdue ratio" as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines "M3+ overdue ratio" as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income (loss), a Non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the Non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company presents the Non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income (loss) enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the Non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income (loss) is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income (loss). Further, the Non-GAAP measure may differ from the Non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the Non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango's Non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Business Outlook" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; Cango's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data）

	As of December 31, 2023	As of December 31, 2024
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,020,604,191	1,289,629,981	176,678,583
Restricted cash - current - bank deposits held for short-term investments	1,670,006,785	-	-
Restricted cash - current - others	14,334,937	10,813,746	1,481,477
Short-term investments	635,070,394	1,231,171,751	168,669,838
Accounts receivable, net	64,791,709	22,991,951	3,149,884
Finance lease receivables - current, net	200,459,435	20,685,475	2,833,898
Financing receivables, net	29,522,035	5,685,096	778,855
Short-term contract asset	170,623,200	33,719,944	4,619,613
Prepayments and other current assets	78,606,808	226,352,004	31,010,097
Receivable for bitcoin collateral	-	617,057,765	84,536,567
Total current assets	3,884,019,494	3,458,107,713	473,758,812

Non-current assets:
Restricted cash - non-current	583,380,417	287,425,602	39,377,146
Mining machines	-	1,772,319,041	242,806,713
Property and equipment, net	8,239,037	6,634,509	908,924
Intangible assets	48,373,192	47,425,617	6,497,283
Long-term contract asset	36,310,769	17,551,040	2,404,483
Finance lease receivables - non-current, net	36,426,617	9,309,227	1,275,359
Operating lease right-of-use assets	47,154,944	40,788,977	5,588,067
Other non-current assets	4,705,544	329,761,833	45,177,186
Total non-current assets	764,590,520	2,511,215,846	344,035,161
TOTAL ASSETS	4,648,610,014	5,969,323,559	817,793,973

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	39,071,500	124,584,293	17,067,978
Long-term debts—current	926,237	-	-
Short-term lease liabilities	7,603,380	7,912,420	1,083,997
Accrued expenses and other current liabilities	206,877,626	1,348,300,779	184,716,449
Deferred guarantee income	86,218,888	11,787,712	1,614,910
Contingent risk assurance liabilities	125,140,991	31,190,425	4,273,071
Income tax payable	311,904,279	311,130,341	42,624,682
Total current liabilities	777,742,901	1,834,905,970	251,381,087

Non-current liabilities:
Long-term debts	712,023	-	-
Deferred tax liability	10,724,133	10,724,133	1,469,200
Long-term operating lease liabilities	42,228,435	37,044,466	5,075,071
Other non-current liabilities	226,035	19,118	2,619
Total non-current liabilities	53,890,626	47,787,717	6,546,890
Total liabilities	831,633,527	1,882,693,687	257,927,977

Shareholders’ equity
Ordinary shares	204,260	199,087	27,274
Treasury shares	(773,130,748)	(756,517,941)	(103,642,533)
Additional paid-in capital	4,813,679,585	4,725,877,432	647,442,554
Accumulated other comprehensive income	111,849,166	152,882,024	20,944,751
Accumulated deficit	(335,625,776)	(35,810,730)	(4,906,050)
Total Cango Inc.’s equity	3,816,976,487	4,086,629,872	559,865,996
Total shareholders' equity	3,816,976,487	4,086,629,872	559,865,996
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,648,610,014	5,969,323,559	817,793,973

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the three months ended			For the years ended
	December 31, 2023	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$

Revenues	130,237,183	668,032,884	91,520,130	1,701,918,741	804,488,547	110,214,479
Revenue from bitcoin mining	-	652,986,472	89,458,780	-	652,986,472	89,458,780
Loan facilitation income and other related income	(7,656,161)	(534,163)	(73,180)	19,962,063	15,776,386	2,161,356
Guarantee income	42,110,239	8,849,830	1,212,422	212,121,156	74,431,177	10,197,029
Leasing income	7,272,645	1,196,019	163,854	57,430,571	11,534,923	1,580,278
After-market services income	24,023,492	5,116,611	700,973	65,388,466	41,227,512	5,648,146
Automobile trading income	53,203,912	168,774	23,122	1,309,633,693	6,285,166	861,064
Others	11,283,056	249,341	34,159	37,382,792	2,246,911	307,826
Operating cost and expenses:
Cost of revenue	110,877,885	550,534,892	75,422,971	1,511,863,115	629,379,550	86,224,645
Sales and marketing	4,375,457	2,189,957	300,023	38,921,589	13,099,320	1,794,599
General and administrative	45,646,503	127,873,306	17,518,571	156,966,463	250,164,109	34,272,342
Research and development	7,272,969	1,274,152	174,558	30,114,175	5,467,033	748,980
Net loss (gain) on contingent risk assurance liabilities	22,156,496	4,584,862	628,124	25,631,610	(27,801,042)	(3,808,727)
Net recovery on provision for credit losses	(31,224,666)	(66,105,573)	(9,056,426)	(136,485,155)	(269,865,102)	(36,971,367)
Impairment loss from goodwill	-	-	-	148,657,971	-	-
Loss from change in fair value of receivable for bitcoin collateral	-	25,150,893	3,445,658	-	25,150,893	3,445,658
Total operation cost and expenses	159,104,644	645,502,489	88,433,479	1,775,669,768	625,594,761	85,706,130

(Loss) income from operations	(28,867,461)	22,530,395	3,086,651	(73,751,027)	178,893,786	24,508,349
Interest income, net	20,183,627	30,316,565	4,153,352	79,164,929	106,317,885	14,565,491
Net gain on equity securities	8,653,285	1,570,825	215,202	24,093,019	8,788,576	1,204,030
Interest expense	-	(659,217)	(90,312)	(4,099,783)	(659,217)	(90,312)
Foreign exchange (loss) gain, net	(1,247,296)	2,571,854	352,343	1,099,229	1,650,777	226,156
Other income	1,297,133	(209,124)	(28,650)	30,701,851	8,261,705	1,131,849
Other expenses	(1,256,297)	(65,035)	(8,910)	(1,624,789)	(2,116,893)	(290,013)
Net (loss) income before income taxes	(1,237,009)	56,056,263	7,679,676	55,583,429	301,136,619	41,255,550
Income tax expenses	(102,541,409)	(169,965)	(23,285)	(93,456,703)	(1,321,573)	(181,055)
Net (loss) income	(103,778,418)	55,886,298	7,656,391	(37,873,274)	299,815,046	41,074,495
Net (loss) income attributable to Cango Inc.’s shareholders	(103,778,418)	55,886,298	7,656,391	(37,873,274)	299,815,046	41,074,495
(Loss) income per ADS attributable to ordinary shareholders:
Basic	(0.95)	0.54	0.07	(0.31)	2.88	0.39
Diluted	(0.95)	0.48	0.07	(0.31)	2.57	0.35
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	109,101,164	103,360,485	103,360,485	121,524,393	104,098,809	104,098,809
Diluted	109,101,164	116,491,043	116,491,043	121,524,393	116,516,361	116,516,361

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(34,347,812)	54,079,188	7,408,818	45,489,264	41,032,858	5,621,478

Total comprehensive (loss) income	(138,126,230)	109,965,486	15,065,209	7,615,990	340,847,904	46,695,973
Total comprehensive (loss) income attributable to Cango Inc.’s shareholders	(138,126,230)	109,965,486	15,065,209	7,615,990	340,847,904	46,695,973

CANGO INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data

	For the three months ended			For the years ended
	December 31, 2023	December 31, 2024		December 31, 2023	December 31, 2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$

Net (loss) income	(103,778,418)	55,886,298	7,656,391	(37,873,274)	299,815,046	41,074,495

Add: Share-based compensation expenses	4,592,933	3,300,621	452,183	38,490,513	17,114,743	2,344,710
Cost of revenue	266,712	1,082,252	148,268	2,187,338	1,719,572	235,580
Sales and marketing	968,854	352,887	48,345	7,715,989	2,903,897	397,832
General and administrative	3,120,759	1,865,482	255,570	26,831,755	12,234,590	1,676,132
Research and development	236,608	-	-	1,755,431	256,684	35,166

Non-GAAP adjusted net (loss) income	(99,185,485)	59,186,919	8,108,574	617,239	316,929,789	43,419,205
Net (loss) income attributable to Cango Inc.’s shareholders	(99,185,485)	59,186,919	8,108,574	617,239	316,929,789	43,419,205

Non-GAAP adjusted net (loss) income per ADS-basic	(0.91)	0.57	0.08	0.01	3.04	0.42
Non-GAAP adjusted net (loss) income per ADS-diluted	(0.91)	0.51	0.07	0.00	2.72	0.37

Weighted average ADS outstanding—basic	109,101,164	103,360,485	103,360,485	121,524,393	104,098,809	104,098,809
Weighted average ADS outstanding—diluted	109,101,164	116,491,043	116,491,043	126,940,244	116,516,361	116,516,361